SECUR[barcode] MMISSION

02018099

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLENIUM ENTERPRISE GROUP, Ltd.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 N. FEDERAL HIGHWAY, SUITE 200
(No. and Street)

RECD S.E.C.
MAR - 1 2002
613

BOCA RATON, (City) FLORIDA (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK L. FRIEDMAN (561) 447-8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLWARD & CO., CPA's
(Name — *if individual, state last, first, middle name*)

2745 W CYPRESS CREEK ROAD, (Address) FORT LAUDERDALE, (City) FLORIDA (State) 33309 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-02

OATH OR AFFIRMATION

I, MARK L. FRIEDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLENIUM ENTERPRISE GROUP, Ltd., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sara R. Garick
Commission # DD 035241
Expires June 20, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

Sarah Garick
Notary Public

Signature

Pres.
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENIUM ENTERPRISE GROUP, LTD.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

MILLENIUM ENTERPRISE GROUP, LTD.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

CONTENTS

MILLWARD & CO. CPAs

To the Board of Directors
Millenium Enterprise Group, Ltd.
Boca Raton, Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements and supplemental schedules of Millenium Enterprise Group, Ltd. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Millward & Co. CPA's
Fort Lauderdale, Florida
February 19, 2002

To the Board of Directors
Millenium Enterprise Group, Ltd.
Boca Raton, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Millenium Enterprise Group, Ltd., (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Millenium Enterprise Group, Ltd. at December 31, 2001, and the results of their operations, changes in stockholder's equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is present for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Millward & Co.

Millward & Co. CPAs
Fort Lauderdale, Florida
February 19, 2002

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 7,001
Total Assets	$ 7,001

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common Stock, par value $ .01per share; authorized 1,000 shares; issued and outstanding 100 shares	1
Additional paid in capital	29,049
Retained earnings	(22,049)
Total Stockholder's Equity	7,001
Total Liabilities and Stockholder's Equity	$ 7,001

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Revenues:	$ 8,475
Expenses:	
Operating expenses	14,464
	14,464
Net loss	$ (5,989)

The accompanying notes are an integral part of these financial statements.

MILLENIUM ENTERPRISE GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2001	100	$ 1	$ 24,138	$ (16,060)	$ 8,079
Net loss	-	-	-	(5,989)	(5,989)
Additional Contribtuion	-	-	4,911	-	4,911
Balance, December 31, 2001	100	$ 1	$ 29,049	$ (22,049)	$ 7,001

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (5,989)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in accounts payable and accrued expenses	(450)
Total adjustments	(450)
Total cash used in operating activities	(6,439)
Cash flows from financing activities:	
Shareholder contributions	4,911
Total cash provided by financing activities	4,911
Net decrease in cash and cash equivalents	(1,528)
Cash and cash equivalents - Beginning of Period	8,529
Cash and cash equivalents - End of Period	$ 7,001

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Millenium Enterprise Group, Ltd. (the "Company") was incorporated in Delaware on May 25, 1999. The Company is a fully disclosed, introducing NASD broker-dealer transacting business in private placements and consulting. Its offices are located in Boca Raton, Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Accounting estimates – The Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors, and as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 – INCOME TAXES

The Company has net operating loss carryforwards of approximately $21,900 available to reduce future taxable income which expire in various years through 2021. A change in ownership in the Company may limit the availability of such carryforwards.

Deferred income taxes reflect the impact of net operating loss carryforwards. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived from the Company's net operating loss carryforwards, the Company has recorded a valuation allowance for the entire amount of the deferred tax asset. The deferred income tax asset is comprised of the following at December 31, 2001:

Gross deferred tax asset resulting from net operating loss carryforwards	$ 7,400
Valuation allowance	(7,400)
Net deferred income tax asset	$ -

NOTE 3 – INCOME TAXES (continued)

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	December 31,2001
Federal income tax rate	(34.0)%
Valuation allowance on net operating loss carryforward	34.0%
Effective income tax rate	0.0%

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital $7,001 which was $2,001 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

MILLENIUM ENTERPRISE GROUP, LTD.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2001

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$	7,001
Deducts and or charges:		
Total nonallowable assets		-
Net capital before haircuts		7,001
Haircuts on securities		-
Net capital		7,001
Required minimum capital		5,000
Excess net capital	$	2,001

AGGREGATE INDEBTEDNESS:

Aggregated indebtedness as included in Statement of Financial Condition	$	-
Ratio of aggregate indebtedness to net capital	0	

RECONCILIATION:

Net capital, per page 11 of the December 31, 2001 unaudited Focus Report, as filed	$	7,001
Net audit adjustments		-
Net capital, per December 31, 2001 audited report, as filed	$	7,001